FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: August 13, 2009	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

Exhibit Number 99.1	Description Press Release dated August 13, 2009

EXHIBIT 99.1

Banro Corporation

PRESS RELEASE

BANRO ACQUIRES REFURBISHED PROCESS PLANT TO FAST
TRACK GOLD PRODUCTION AT ITS TWANGIZA PROJECT

Toronto, August 13, 2009 - Banro Corporation ("Banro" or the "Company") (NYSE AMEX - "BAA"; TSX - "BAA") is pleased to announce that it has entered into an agreement to purchase a refurbished gold processing plant (the “plant”) capable of achieving a throughput capacity of 1.3 million tonnes per annum. The closing of the purchase of the plant is expected to occur on or about September 21, 2009.

This acquisition supports the Company’s strategy of advancing production through a staged approach which will focus initially on the processing of oxide materialat the Company’s wholly-owned Twangiza gold project in the Democratic Republic of the Congo (the “DRC”).

It is planned that the plant will be transported by sea from Australia, via the Mombasa port in Kenya, and then by road to the Twangiza project site in the DRC, where it will be erected and commissioned over the next 24 months. The Company intends to further optimize this timeline as the project moves forward.

The refurbished plant comprises a crushing plant, two ball mills, carbon-in-pulp (CIP) section, gold room and a laboratory. The Company’s consultants, SENET Engineering, estimate the total cost of purchasing and delivering the plant to Twangiza to be less than US$15 million, which represents significant savings in time and cost to Banro. SENET Engineering has been selected as the overall project manager and will also manage the erection and commissioning of the plant.

The Company intends to operate the plant as part ofa low-cost “phase one” oxidemining operation, to be expanded in subsequent years.

It is estimated that annual production from this first phase plant will be between 80,000 and 110,000 ounces of gold per annum at a total operating cash cost of less than US$400 per ounce. The Company estimates the capital cost for phase one of the project (which phase is planned to use diesel power rather than hydroelectric power) to be approximately US$145 million, including contingencies. The Company has initiated discussions with a number of parties to arrange debt financing to supplement the equity financing which closed on June 25, 2009.

The Company believes that this decision will enable the Company to fast track the Twangiza project and commence gold production earlier along the extensive Twangiza - Namoya gold belt in the DRC where significant potential exists for expanding the Company’s gold resources at its four wholly-owned gold projects. The updated feasibility study of the Twangiza project,

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announced on June 8, 2009, indicated full production at the Twangiza project to be in excess of 300,000 ounces of gold per annum based on current resources. Full details of the updated feasibility study of Twangiza, including the factors and assumptions used to develop the study’s conclusions, are contained in the technical report of SENET dated July 17, 2009 and entitled “Updated Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo.” A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Qualified Person

Neil Senior, Joint Managing Director of SENET and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this press release.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding future gold production, estimates and/or assumptions in respect of production and costs, future financings, mineral resource and mineral reserve estimates, potential mineralization, potential mineral resources and mineral reserves, projected timing of possible production and the Company's exploration and development plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: failure to complete the acquisition of the plant as a result of one or more of the closing conditions not being fulfilled; uncertainties relating to the availability and costs of financing needed in the future; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the Twangiza study and mine plan; failure to establish estimated mineral resources or mineral reserves (the mineral resource and mineral reserve figures for Twangiza are estimates and no assurances can be given that the indicated levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries for Twangiza being less than those indicated by the metallurgical test work carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key

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management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 30, 2009 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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For further information, please visit our website at www.banro.com, or contact: Mike Prinsloo, President and C.E.O., South Africa, Tel: + 27 (0) 11 958-2885; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.